ShiftPixy, Inc.

November 28, 2016

Mr. Bryan Hough

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	ShiftPixy, Inc.
Withdrawal of Registration Statement on Form 8-A12G Filed on November 25, 2016 File No. 000-55719

Dear Mr. Hough,

On behalf of ShiftPixy, Inc. (the “Company”), we hereby request that the Registration Statement on Form 8-A12G, together with all exhibits thereto (File No. 000-55719), filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2016 (the “8-A Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the 8-A Registration Statement because it is in the process of applying for a listing on the NASDAQ Capital Market, a national securities exchange. Counsel inadvertently filed to have the Company’s securities registered under section 12(g) rather than section 12(b) of the Securities Exchange Act of 1934, as amended, as is required for registrants intending registration of a class of securities on a national securities exchange pursuant to Section 12(b) of the Exchange Act. In the absence of this withdrawal application, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective upon qualification of the Company’s Registration Statement on Form 1-A (File No. 024-10557), which has not yet occurred. Following the withdrawal, the Company intends to file a Registration Statement on Form 8-A12B with the Commission as is required as set forth above.

Accordingly, we request that the Commission issue an order granting the withdrawal of the 8-A Registration Statement effective as of the date hereof or at the earliest practicable date hereafter, but in any event prior to the qualification of the Company’s Registration Statement on Form 1-A. Please provide a copy of such order to Michael Williams, Esq., Williams Securities Law Firm, P.A., via email at michael@gopublicdirect.com

Should you have any questions regarding this request for withdrawal, please contact Mr. Williams by telephone at (813) 810-4023.

Sincerely,

/s/ Scott W. Absher
Scott W. Absher, President
ShiftPixy, Inc.